NEWS RELEASE

Kelso Technologies Inc.
(The "Company" or "Kelso")	August 8, 2024
Canada: TSX: KLS

Kelso Technologies Inc.

Financial Results for the Three Months Ended June 30, 2024

Vancouver, British Columbia and Bonham, Texas - Kelso Technologies Inc. ("Kelso" or the "Company"), (TSX: KLS), reports that it has released its unaudited consolidated interim financial statements and Management Discussion and Analysis for the three months ended June 30 2024.

The unaudited consolidated interim financial statements were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). All amounts herein are expressed in United States dollars (the Company's functional currency) unless otherwise indicated.

The Company's unaudited consolidated financial statements and MD&A for the three months ended June 30, 2024 were approved by the Board of Directors on August 7, 2024.

HIGHLIGHTS:

• Revenue is up 34% to $2.89 MM in Q2-2024 compared to the $2.15 MM in Q2-2023 resulting in a net lower loss of $544,927 in Q2-2024 compared to a net loss of $1,047,119 in Q2-2023

• Delivered above industry average gross profit margin of 47% due to the maintenance of production effectiveness and efficiencies stemming from per order-based pricing models

• The second quarter of 2023 was a challenging period for the Company, marked by a significant downturn due to subdued tank car demand. While we acknowledge the year-over-year growth in the second quarter of 2024, it does represent a steady path towards normalization. Kelso remains dedicated to enhancing the Company's performance in the forthcoming quarters.

• Retirement of President and CEO of James R. Bond, and appointment of former Independent Director and Audit Committee Chair Frank Busch as Interim CEO

• Undertaking an evaluation of company-wide Research & Development ("R&D") activities with a focus on unlocking near term value for shareholders

• Management is continuing to focus its attention on increasing shareholder value with a strategic review underway of the entire KXI HD system as well as a rigorous emphasis on expenditure control to facilitate a steady return to normalcy

Financial results for the three months ended June 30, 2024	1

SUMMARY OF FINANCIAL RESULTS FOR THE SECOND QUARTER ENDED JUNE 30, 2024

Three months ended June 30
Revenues	$2,891,591	$2,152,462
Gross profit	$1,359,771	$792,554
Gross profit margin	47%	37%
Adjusted EBITDA (loss)	$(234,217)	$(608,513)
Net income (loss)	$(544,927)	$(1,047,119)

Six months ended June 30	2024	2023
Revenues	$5,544,195	$4,612,420
Gross Profit	$2,469,597	$1,879,122
Gross profit margin	45%	41%
Adjusted EBITDA (loss) *	$(392,833)	$(1,140,131)
Non-cash expenses	$613,930	$602,267
Taxes	$236,923	$91,398
Net income (loss)	$(1,243,686)	$(1,833,796)
Basic earnings (loss) per share	$(0.02)	$(0.03)

Liquidity and Capital Resources	June 30, 2024	December 31, 2023
Working capital	$2,893,556	$5,026,580
Cash	$386,655	$1,433,838
Accounts receivable	$1,007,529	$1,065,411
Net Equity	$7,476,562	$8,720,248
Total assets	$10,348,626	$9,703,271
Common shares outstanding	54,443,422	54,443,422

* 2023 Includes termination settlement of $465,360 which was a cash expense. If excluded then Adjusted EBITDA would be $(674,771)

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2024 the Company had cash on deposit in the amount of $386,655, accounts receivable of $1,007,529 prepaid expenses of $101,565 and inventory of $4,269,871 compared to cash on deposit in the amount of $1,433,838, accounts receivable of $1,065,411 prepaid expenses of$134,349 and inventory of $3,376,005 at December 31, 2023.

The Company had income tax payable of $68,024 at June 30, 2024 compared to $10,024 at December 31, 2023.

The working capital position of the Company as at June 30, 2024 was $2,893,556 compared to $5,026,580 as at December 31, 2023. Capital resources and operations are to be expected to continue the Company's ability to conduct ongoing business as planned for the foreseeable future.

Financial results for the three months ended June 30, 2024	2

Total assets of the Company were $10,348,626 as at June 30, 2024 compared to $9,703,271 as at December 31, 2023. Net assets of the Company were $7,476,562 as at June 30, 2024 compared to $8,720,248 as at December 31, 2023. The Company had no interest-bearing long-term liabilities or debt as at June 30, 2024 or December 31, 2023.

The Company's revenue was up 34% to $2,891,591 in Q2-2024 compared to $2,152,462 in Q2- 2023. The second quarter of 2023 was a challenging period for the Company, marked by a significant downturn due to subdued tank car demand. While we acknowledge the year-over-year growth in the second quarter of 2024, it does represent a steady path towards normalization.

Management takes all necessary precautions to minimize risks, however additional risks could affect the future performance of the Company. Business risks are detailed in the Risks and Uncertainties section of the MD&A.

OUTLOOK

Kelso Technologies (USA) Inc (Kelso Rail)

During the second quarter of 2024, Kelso continued to strengthen the portfolio of its rail products by closely monitoring those products near completion of the required AAR service trial period. The strategic focus is to obtain full AAR approvals in 2024 to complete our entire portfolio of rail pressure car products. This has been the Company's core branding ambition over the past fourteen years and it is expected to close in 2024.

The Company is undertaking a strategic reorganization with a focus on improving its financial outlook without impacting production capability. There is a shift toward rail pressure cars and the Company is completing the last stages of an AAR regulatory approved rail pressure car kit in 2024 to drive new sources of sales growth. The Company has fully developed production systems including supply chain, inventory levels, reliable costs, selling prices and predictable profitability that Management expects to remain stable in 2024.

The level of activity for tank car orders and deliveries puts the segment on track for the lower end of replacement demand for 2024 and 2025. The current forecast has 2024 tank car deliveries in the range from 7,000 units to 10,000 units and continues at this level throughout 2025. Despite current macroeconomic challenges the Company is in a good position to service all product orders from the rail tank car industry for the foreseeable future.

The Company is addressing previous challenges and restructuring to enhance profitability while pursuing strategic growth opportunities that leverage its competitive advantages in the rail industry. Our goal is to become the primary, high quality products featuring our 100% "Made in USA" product line fully servicing the rail tank car market.

Key to the development of the Company's rail revenue growth ambitions in 2024 is the full AAR approval of our pressure car package. This package sells at a much higher tank car unit value. Our specialized angle valves for the pressure car package have completed their service trial and are in the final stages of the full AAR approval process. The AAR approvals are the key milestone to establish new revenue growth from rail related products. Our goal is to fully service the needs of the pressure car market fleet that stands at approximately 86,000 tank cars. This provides a significant financial growth opportunity to pursue while continuing to obtain AAR approvals for the additional products in the R&D pipeline.

In 2024, the Company continues to make progress in its research and development to create new innovative products. Timing of required regulatory approvals on new rail and automotive products remains uncertain, but management is steadfast in its commit towards new and innovative rail products.

Financial results for the three months ended June 30, 2024	3

KXI™ Wildertec™ Heavy Duty Suspension System (KXI HD)

The Company is undertaking a detailed review of the KXI HD product line to unlock value for shareholders in the near future. In February 2024 the Company established an initial phase-one pilot production facility with additional leased space at its current R&D facility in West Kelowna, BC, Canada. This production facility is being designed and tooled to convert multiple classes of heavy duty "host" vehicles with the Company's patents pending proprietary method technologies. These vehicles are designed to be sold to customers operating in extreme terrain environments who have specified their custom user case requirements utilizing our method technologies.

With the completion of a "field tested" proven suspension-system, Kelso will be focused on developing the "real-market" applications for the remainder of 2024. The system developed for enhanced safety in extreme terrain will have applications for a variety of stakeholders.

The Company believes it is positioned for new value creation and anticipates success in both rail and automotive markets. With no interest-bearing long-term debt and improved sales prospects from larger, diverse markets, Kelso can concentrate on enhancing its equity value through financial performance driven by a broader range of new proprietary products.

About Kelso Technologies

Kelso is a diverse engineering company that specializes in the creation, production, sales and distribution of proprietary products used in rail and automotive transportation. The Company's rail engineering business has been developed as a designer and reliable domestic supplier of unique high- quality rail tank car valves that provide for the safe handling and containment of hazardous and non- hazardous commodities during rail transport. The automotive division of the Company has created the first proven automated suspension-based Advanced Driver Assistance System for commercial mission- critical wilderness operations. All Kelso products are specifically designed to address the challenging issues of public safety, worker well-being and potential environmental harm while providing effective and efficient operational advantages to customers. Kelso's innovation objectives are to create products that diminish the potentially dangerous effects of human and technology error through the use of the Company's portfolio of proprietary products.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on SEDAR in Canada and on EDGAR in the United States.

On behalf of the Board of Directors,

Frank Busch, Interim CEO

Legal Notice Regarding Forward-Looking Statements: This news release contains "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements indicate expectations or intentions. Forward-looking statements in this news release include that the current forecast has 2024 tank car deliveries in the range from 7,000 units to 10,000 units and continues at this level throughout 2025; our goal is to become the primary, high quality products featuring our 100% "Made in USA" product line fully servicing the rail tank car market; our specialized angle valves for the pressure car package have completed their service trial and are in the final stages of the full AAR approval process. The AAR approvals are the key milestone to establish new revenue growth from rail related products. Our goal is to fully service the needs of the pressure car market fleet that stands at approximately 86,000 tank cars. Although Kelso believes the Company's anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation that the risk that the longer-term effects on the rail and automotive industries including high interest rates, inflation and short supply chain issues may last much longer than expected delaying R&D schedules and business orders from customers; that the development of new products may proceed slower than expected, cost more or may not result in a salable product; that tank car producers may produce or retrofit fewer than cars than expected and even if they meet expectations, they may not purchase the Company's products for their tank cars; capital resources may not be adequate enough to fund future operations as intended; that regulatory compliance including Canadian Motor Vehicle Safety Standards may be delayed or cancelled; that the Company's products may not provide the intended economic or operational advantages to end users; that the Company's new rail and automotive products may not receive regulatory certification; that customer orders may not develop or be cancelled; that competitors may enter the market with new product offerings which could capture some of the Company's market share; that a new product idea under research and development may be dropped if ongoing product testing and market research reveal engineering and economic issues that render a new product concept infeasible; and that the Company's new equipment offerings may not capture market share as well as expected. Except as required by law, the Company does not intend to update the forward-looking information and forward- looking statements contained in this news release.

Financial results for the three months ended June 30, 2024	4

For further information, please contact:

Frank Busch, Interim CEO	Richard Lee, Chief Financial Officer	Corporate Address:
Email: busch@kelsotech.com	Email: lee@kelsotech.com	305 - 1979 Old Okanagan Hwy,
West Kelowna, BC V4T 3A4
www.kelsotech.com

Financial results for the three months ended June 30, 2024	5